

A4-9
3/11/03

SEC. 03014548 COMMISSION
Washington, D.C. _549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-02___ AND ENDING ___12-31-02___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Douglas Direct Inc
F/N ELECTRONIC ACCESS DIRECT, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3012 SABAL RD.

(No. and Street)

TAMPA	FLORIDA	33618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. BOVA   813-870-3055

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BOVA, PA

(Name — if individual, state last, first, middle name)

PO BOX 20526	TAMPA	FLORIDA	33622
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2003

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
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OATH OR AFFIRMATION

I, ___RICHARD BARRETT_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ELECTRONIC ACCESS DIRECT, INC._____, as of ___January 10_____, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. EXEMPTION
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SEE NOTES TO FINANCIAL STATEMENTS AND INTERNAL CONTROL OPINION LETTER.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Electronic Access Direct, Inc.
Tampa, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Electronic
Access Direct, Inc. as of December 31, 2002, and the related
statements of income and expense, changes in stockholders' equity
and cash flows for the year then ended. These financial
statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial
statements based on our audit.

We conducted our audit in accordance with generally accepted
auditing standards. Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit
also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the
overall financial statement presentation. We believe that our
audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S.
Securities and Exchange Commission, the National Association of
Security Dealers and certain State Securities and Exchange
agencies which rely on Rule 17a-5(g) under the Securities Exchange
Act of 1934 and should not be used for any other purpose.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of
Electronic Access Direct, Inc. at December 31, 2002, and the
results of its operations and its cash flows for the year then
ended in conformity with generally accepted accounting principles.

February 26, 2003
Tampa, Florida

ELECTRONIC ACCESS DIRECT, INC.

BALANCE SHEET – DECEMBER 31, 2002

ASSETS

ALLOWABLE ASSETS:	
Cash	$ 22,068
Trade receivables	16,155
Total allowable assets	38,223
NON–ALLOWABLE ASSETS:	
Other assets	145,633
TOTAL	$183,856

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:		
Accounts payable		$ 1,374
OWNERSHIP EQUITY:		
Capital stock	$ 180,000	
Paid–in capital	834,578	
Retained earnings	(832,096)	182,482
TOTAL		$183,856

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATIONAL REVENUE	$ 1,768,691
EXPENSES:	
Commissions	773,421
Fees and assessments	16,898
Rentals	69,426
Communications	342,786
Other expenses	641,571
Total expenses	1,844,102
NET INCOME (LOSS)	$(75,411)

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

STOCKHOLDERS' EQUITY, 2001	$ 234,936
Capital stock	$ 180,000
Additional paid in capital	834,578
Retained earnings	(832,096)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2002	$ 182,482

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received from commissions & sundry receipts	$ 1,800,743
Cash paid on commissions & other overhead	1,849,850
Net cash applied to operating activities	(49,107)
Cash flows from additional investment	29,310
Net cash decrease	(19,797)
CASH BALANCE, DECEMBER 31, 2001	41,865
CASH BALANCE, DECEMBER 31, 2002	$ 22,068

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ELECTRONIC ACCESS DIRECT, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

TOTAL OWNERSHIP EQUITY	$182,482
Less – Non-allowable assets	145,632
NET CAPITAL	$ 36,850

NOTE: The net capital presented hereon concurs with the year-
end company prepared Focus Report (Part IIA) net capital.

ELECTRONIC ACCESS DIRECT, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES

These represent amounts due from Penson Financial Services, Inc., applicable to commissions. Penson Financial Services, Inc. is the Company's clearing facility.

4) REGULATORY MATTERS

There were no material inadequacies at December 31, 2002 in the Company accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17A-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

5) CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2002 or for the year then ended.

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Electronic Access Direct, Inc.
Tampa, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Electronic Access Direct, Inc. as of December 31, 2002, and the related statements of income and expense, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signi- ficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Access Direct, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

February 26, 2003
Tampa, Florida

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements of Electronic Access Direct, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Retirement Securities, Inc. that I considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referenced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.